FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

1.         News Release dated February 23, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: February 23, 2005

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

February 23, 2005

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

News Release dated February 23, 2005

cc:

At The Company:

At The Investor Relations Company, Chicago:

Daryl Hixt, Corporate Communication

Brien Gately or Woody Wallace

604-273-5173 ext 121

847-296-4200

ir@amshomecare.com

bgately@tirc.com or wwallace@tirc.com

www.amshomecare.com

FOR IMMEDIATE RELEASE

AMS HOMECARE INTRODUCES IER SYSTEMS 2005 SOFTWARE

  Advanced Technology Increases Systems’ Capabilities

  Advantages For Senior and Healthcare Facilities

VANCOUVER, British Columbia, February 23, 2005—AMS Homecare Inc. (OTCBB: AHCKF) today announced that it would introduce the latest version of its IER SYSTEMS software in March 2005.

AMS Homecare said its IER Systems division is launching its new updated  software to enhance remote diagnostics and monitoring equipment, for senior and health care facilities. The software will be installed at a beta site after completing thorough lab testing expected at the end of February, it projected. The new remote diagnostics will give  the company  an advantage, it said,  for international installations as well as expansion into Ontario, Canada. Concurrently, management said it will continue to expand to the northwest United States region.   IER Systems 2005 is scheduled to be fully operational by the end of March.

AMS reported that the IER System software is the program and interface media to direct selective integrated alarm systems with remote annunciation to pocket pagers or wireless telephones.  This includes, local and dial-up alarm and annunciation for emergency devices, security, personal alarm, CCTV systems, and building maintenance and communication systems.  The software is capable of storing a complete database for all alarms specific to system, allowing an alarm "history" retrieval report for time periods, areas, and types of calls or alarms, for nurse call and security systems.

AMS notes, IER Systems 2005 includes these and other features:

  System operation is no longer a windows-based program eliminating  windows-based problems and providing more stability, interfacing with networking and making remote access easier and safer.

  Minimizes user problems, as the CPU operating system is specific only to the IER System software.

  New simplified method of programming of devices and the head end equipment set-up.

  Cleaner monitoring window with less information unless required under additional password areas over and above existing levels.

  Software may be server based operating direct through IP address to facility locations.

  Complete remote diagnostics for maintenance and tech service support.

  Enhanced reporting menus for more detailed information within reports for history and set-up.

  Multi-buildings or "community" monitoring through IP address to a central location or possible future IER Monitoring station.

Mr. Harj Gill, CEO, stated, “ IER Systems 2005  will allow monitoring of multiple buildings and  allow the Company to set up an IER Monitoring facility to provide remote monitoring services.  The company continues to position itself to take advantage of the growth opportunities in this sector by providing state-of-the-art advanced technology.”

“In addition, AMS Homecare’s IER Systems division completed  another comprehensive integrated emergency response installation for a seniors’ care facility on Vancouver Island, British Columbia adding to the list of facilities utilizing the integration of emergency, security and communication systems developed by AMS Homecare’s IER Systems,” Mr. Gill concluded.

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable and disposable medical products and patient monitoring technology that is recognized for its innovation, quality and style. With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at http://www.amshomecare.com.

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.

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